July 10, 2015
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Re:	Arête Industries, Inc.

Request to Withdraw Registration Statement on Form S-1
File No. 333-181739
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Arête Industries, Inc., a Colorado corporation (the "Registrant"), hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's Registration Statement on Form S-1 (File No. 333-181739) (the "Registration Statement"), initially filed with the Commission on May 29, 2015 and amended by pre-effective amendment on October 26, 2012, together with all exhibits thereto, with such request to be approved effective as of the date hereof. The Registration Statement was declared effective by the Commission on October 31, 2012 (the "Effective Date"), and no securities have been sold thereunder.
On behalf of certain potential selling shareholders, the Registration Statement registered the offering of shares of the Registrant's common stock issuable upon exercise of the Registrant's 15% Series A-1 Convertible Preferred Stock (the "Preferred Stock").  Subsequent to the Effective Date, the Registrant entered into agreements with the selling shareholders pursuant to which all shares of the Preferred Stock were redeemed and repurchased by the Registrant.  Accordingly, the selling shareholders no longer own any of the shares of Preferred Stock and will not sell the underlying common shares pursuant to the Registration Statement.  Because the proposed offering of the securities registered under the Registration Statement will not occur, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.
We appreciate your assistance, and should you have any questions regarding this matter or need any additional information, please contact the Registrant's legal counsel, David A. Thayer of Jones & Keller, P.C., at (303) 785-1623.

Sincerely,

ARÊTE INDUSTRIES, INC.

By:	/s/ Nicholas L. Scheidt
Nicholas L. Scheidt
Chief Executive Officer